Together We Thrive



2023 ANNUAL REPORT

Uwharrie
CAPITAL CORP

making a difference®

WHAT A BANK DOES IS WHAT COUNTS, NOT WHAT IT INTENDS TO DO. SO WHAT WE DO IS

MAKE A DIFFERENCE

WE PUT COMMUNITY AHEAD OF PROFITS

WE INSPIRE CHANGE. WE MAKE OUR WORLD BETTER.

TO US, BANKING IS LIVING BY OUR VALUES.

 DOING THE RIGHT THING.

IT'S NOT JUST OUR SLOGAN. WE BELIEVE IT. EVERY DAY,

WE'RE MAKING A DIFFERENCE.

T **Tailored Financial Solutions:** Community banks excel in offering personalized banking services and financial products tailored to meet the unique needs of individuals, families and local businesses. From customized loan options to personalized account services, we ensure that each customer receives the best fit for their financial situation and goals.

H **Homeownership Support:** A key service community banks offer is support for homeownership through accessible mortgage lending. We understand the local real estate market and work closely with customers to provide competitive rates and guidance throughout the home buying process, making the dream of owning a home a reality for many in the community.

R **Responsive and Reliable Service:** Community banks stand out for their responsive, reliable customer service. Our clients are our neighbors and we prioritize direct, personal interactions and quick responses to their banking needs. This level of care builds strong, lasting relationships and trust within the community.

I **Investment in Community Growth:** We actively invest in the growth and prosperity of our communities through loans to local businesses, sponsorships of community events and support for non-profit organizations. Our success is directly linked to the health and vibrancy of the communities we serve and we're committed to contributing positively to their development.

V **Volunteerism and Community Engagement:** Volunteerism is at the heart of community banking, with our associates often seen leading and participating in community service projects. We encourage and support our team in giving back, reinforcing our role as an integral part of the community fabric.

E **Educational Resources and Financial Literacy:** Community banks play a crucial role in promoting financial literacy within the community. By offering educational programs, workshops and resources, we empower individuals and businesses to make informed financial decisions, thereby fostering a financially savvy community that thrives together.

United in Purpose, Thriving Through Vision

Message from Management

Our history reflects that small groups of people looking forward with imagination often shape our future. It was just such a group that came together to start a new bank. The creation of Uwharrie Capital Corp, as 2023 marked our 39th anniversary, was not merely a financial venture but a bold response to a changing societal landscape. As the early 1980s ushered in the era of globalization and automation, local communities faced economic and cultural disruption. Banks, industries, newspapers and neighborhoods were in decline.

In the face of this upheaval, a group of community leaders, motivated by purpose and fueled by a shared vision to retain the semblance of a safe and self-reliant community, saw the civic need for a local bank.

With the advent of globalization, Uwharrie Capital Corp emerged amid widening economic disparity and the erosion of local wealth. The prevailing thinking of the time was that capitalism ranked profit above all else. Our founders envisioned a different kind of capitalism based on the belief that businesses exist to meet the needs of the public, a philosophy rooted in service to people and communities first.

With this ethos as our guiding light, we embarked on a journey to build a bank that prioritized meeting people's needs with genuine care and concern; if we did that, profitability would be our reward. This commitment to people before profit was not mere rhetoric; it is woven into the very fabric of our organization, shaping everything from our shareholder structure to our board composition.

Our philosophy emphasized a delicate balance between profit and purpose, capital and community. We recognized that true prosperity transcends financial wealth; it encompasses a sense of belonging, resilience and dignity within our



(L – R) Jackson Lisk, Roger Dick, President and CEO, Michael Hickey and Hagen Lawhon. Our 2023 interns learned about and worked in different areas of our company, as well as completed community service projects. They worked with GHA Autism Supports, Stanly County Christian Ministries and Habitat for Humanity.

communities. Strong local economies where people feel secure and confident in their future contribute to safe and prosperous communities with social stability.

Despite skepticism about the new bank and our philosophy, we remained unwavering in our beliefs, our values and our vision. We have been validated as other leaders in the business community championed the philosophy of people before profits. Today, the pursuit of creating shareholder value generally acknowledges the interconnectedness of business, community and society.

Our vision for Uwharrie Capital Corp extends beyond just being a financial intermediary. We recognize our civic responsibility to foster vibrant communities, facilitate local wealth retention and ignite economic growth through job creation and stimulus. This commitment fosters a sense of self-reliance, confidence and community pride.

The vision and mission of Uwharrie Capital Corp are working. People working together with a shared vision and good values have demonstrated that by doing the right things for the right reasons, profitability and purpose need not be at odds; they can exist harmoniously.

Together, we are redefining and rebuilding our neighborhoods. We are helping to find a place for local and independent businesses in a modern economy. We see renewed civic purpose and pride as old neighborhoods and main streets return to life.

People working together, pooling their local wealth in a local bank, are building something special together. We have created the capital engine that gives us access to the money and power to take action, doing the things that make our communities better. American capitalism is at its best when profitability and a worthy purpose are both fulfilled. This form of capitalism embodies the pursuit of profit, which is also a public virtue.

Einstein tells us that imagination is more important than knowledge; knowledge is limited, whereas imagination stimulates progress, giving birth to evolution. In 1984, we began our evolution with a short prayer. We acknowledged our gifts and that God enriches our lives by giving us challenges and opportunities to use our minds and imaginations. However, we also acknowledged that we are asked to be good stewards of those gifts and to use them in the service of others.

The imagination of a few local leaders has grown to become a billion-dollar community-building economic engine. The rewards and benefits delivered to all of our stakeholders have been good. We do not know what the future might be, but whatever it is, we will embrace it with the same energy and spirit that got us here.

Thank you for being an integral part of the journey— a journey propelled by purpose, guided by vision and grounded in the belief that people working together can thrive and **make a difference.**

*"Our vision is a community where economic prosperity is accessible to all, quality of life flourishes and meeting current needs does not compromise future stability. A future in which we shape our economic destiny and build vibrant, desirable places to live. Together we can create this future that leaves a legacy of hope, confidence and sufficient financial resources that places the control of our destiny back in the hands of the people. As we continue to embrace our vision of **making a difference**, we remain even more committed to this region, its people and this place we call home."*

Roger Dick, President and Chief Executive Officer

Together We Thrive

The Synergy Between Uwharrie Capital Corp and Our Communities

INVESTING IN DREAMS

Community banking organizations serve as more than just financial institutions; they are pillars of support for individuals striving to achieve their dreams. At Uwharrie, we recognize and honor the aspirations of our neighbors, understanding that behind every financial transaction lies a story of hope and ambition.

For families dreaming of owning their first home, we offer more than just a mortgage; we provide a pathway to stability and security. Our dedicated team takes the time to understand each family's unique circumstances, offering personalized advice and tailored financing solutions. From navigating the complexities of down payments to securing competitive interest rates, we guide our customers every step of the way, turning the dream of homeownership into a tangible reality.



(L – R) Michelle Carver, Kathy Almond and Tammie Fraley volunteering with Stanly County Habitat for Humanity.

Similarly, for local business owners with big ambitions, Uwharrie serves as a trusted partner in their journey to success. Whether it is expanding operations, launching a new product line or entering new markets, we provide the financial support and strategic guidance needed to fuel growth and innovation. Our comprehensive suite of business solutions, including loans, lines of credit and retirement planning services, empowers entrepreneurs to seize opportunities and realize their full potential.

Our commitment to investing in dreams goes beyond just providing financial assistance. We understand that achieving one's goals requires more than just money; it requires knowledge, resources and a supportive community. That is why we sponsor educational workshops, networking events and mentorship programs designed to equip individuals with the skills and insights needed to thrive in today's competitive landscape.



(L – R) Pat Horton, Ande Lowe and Tina Townsend at Cabarrus County Reflect, Ignite, Serve and Engage (RISE) conference for Elementary, Middle and High School teachers and administrators.



Associates Tonya Lowder (L) and Mandi Rogers (R) with Pfeiffer University's Emily Baker and Tanner Stalun at the Physician Assistant White Coat Ceremony.

At Uwharrie, we believe that everyone deserves the opportunity to pursue their dreams and we are dedicated to making that vision a reality. Whether it is buying a home, starting a business or pursuing higher education, we are here to provide the support and guidance needed to turn aspirations into achievements. Because when our neighbors succeed, our entire community flourishes.

STRENGTHENING LOCAL ECONOMIES

At Uwharrie, we understand that the vitality of our local economy is essential for the prosperity of our community as a whole. That is why we are deeply committed to playing an active role in bolstering economic growth and fostering opportunities for all.


WILL'S PLACE
RISE WITH THE FALLEN
RECOVERY
CENTER
REDUCING BARRIERS
SUSTAINING SOBRIETY
COMBATING STIGMA

By providing loans to local businesses, we not only offer financial support but also serve as catalysts for expansion, innovation and job creation. Whether it is helping a mom-and-pop shop renovate their storefront or providing working capital for a burgeoning startup, we believe in the power of entrepreneurship to drive economic vitality. Our flexible financing solutions are tailored to meet the unique needs of each business, ensuring that they have the resources they need to thrive and contribute to the local economy.

Moreover, we understand that entrepreneurship does not happen in a vacuum; it requires a supportive ecosystem. That is why we are dedicated to supporting entrepreneurs at every stage of their journey, from idea conception to market launch and beyond. We are committed to providing aspiring entrepreneurs with the tools, knowledge and connections needed to turn their visions into reality.

Our commitment to strengthening local economies extends beyond financial assistance. We actively collaborate with local agencies, economic development organizations and community stakeholders to identify and support strategic initiatives that promote growth and sustainability. Whether it is investing in infrastructure projects, supporting workforce development programs or advocating for policies that foster a favorable business climate, we are dedicated to creating an environment where businesses can thrive and communities can prosper.

At Uwharrie, we firmly believe that a rising tide lifts all boats. By empowering local businesses, supporting entrepreneurs and fostering economic development initiatives, we are not just about banking; we are investing in the future of our community. When our local economy thrives, everyone benefits—from business owners and their employees to consumers and our neighbors. Together, we are building a stronger, more resilient community for generations to come.


superhero
to a hungry child.
have a
We Do FRESH The BEST
Tasteeos
Tasteeos

(L – R) Dan Chizmadia, Stephanie Roskoskey, Emily Andrew, Laurie Greene, Renee Holmes, Mary Catherine Boylin and Jeff Trout volunteered with the mobile food pantry at Merry Oaks Elementary School.

PERSONALIZED SERVICE

At Uwharrie, we stand apart by offering a high level of personalized service. We recognize that our customers are not just numbers on a balance sheet; they are our neighbors, friends and community members. That is why we take the time to understand their unique financial goals, challenges and aspirations.



Whether it's a grandmother and granddaughter receiving a friendly smile and a treat at the teller line or any other interaction, we strive to make every moment special. (L-R) Ann and Addie Smith and associate Linda Harkey.

Unlike automated systems, our approach is rooted in genuine human connection. When you walk into our offices, you are not just another customer; you are greeted by name with a warm smile. Our dedicated team of associates is here to listen, advise and guide you every step of the way.

Whether you are a first-time homebuyer, a small business owner or planning for retirement, we are committed to providing tailored solutions that meet your individual needs. Our associates take the time to get to know you, offering personalized financial advice and recommendations that align with your goals and priorities. Whether it is finding the right mortgage product, optimizing your savings strategy or planning for the future, we are here to help you navigate your financial journey with confidence.

Our commitment to personalized service goes beyond just transactions; it is about building lasting relationships based on trust, integrity and respect. We are here to celebrate your successes, support you through life's challenges and be a trusted partner every step of the way. Whether you prefer face-to-face meetings, phone calls or digital interactions, we are flexible and accessible, ensuring that you always have the support you need, when you need it.

At Uwharrie, personalized service is not just a slogan; it's our way of life. We are proud to be your community partner, dedicated to serving you with the care, attention and expertise you deserve. Because when you succeed, we succeed and together, we are building a stronger, more vibrant community for us all.

COMMUNITY ENGAGEMENT

We believe that true community engagement goes beyond just providing financial services; it is about actively participating in the fabric of our neighborhoods and giving back in meaningful ways.

Our commitment to community involvement is ingrained in our culture, with our associates actively engaging in volunteer opportunities throughout the year. Whether it is serving meals at local shelters, participating in environmental clean-up efforts or tutoring students at nearby schools, our team is dedicated to making a tangible difference in the lives of those around us. By rolling up our sleeves and getting involved, we are not just about banking; we are building connections, fostering goodwill and strengthening the bonds that tie us together as a community.

Our dedication to community engagement does not stop there. As a community banking organization, we recognize the importance of investing in the future of our neighborhoods. That is why we tithe back a portion of our profits to support local nonprofits and charitable organizations that are making a positive impact in our communities. Whether it is providing financial support for after-school programs, healthcare services or cultural events, we are committed to being a force for good in the communities we serve.



We pride ourselves on taking the time to build long-term relations within our communities. Norwood Branch Manager Tammy Helms (center), Gary Carney and Linda Hancock.



At Uwharrie, we work hard to keep local money close to home, including on the hometown ball fields.

From sponsoring local events and sports teams to partnering with organizations that address pressing social issues, our goal is to make a lasting, meaningful impact beyond providing financial products. Because we believe that by working together, we can create a brighter, more prosperous future for everyone. At Uwharrie, community engagement is not just a responsibility; it is a privilege—one that we are honored to uphold each and every day.



Associate David Gaskin (R) volunteers with many arts related projects, including the Randolph County Arts Guild. Pictured here with its Director, Rose Longuillo.



Our BSA/Fraud Team Susan Tucker, Samuel Benfield, Audrey Lowder and Sarah Clay collected and donated diapers to the Stanly County Pregnancy Resource Center.

BUILDING TRUST

At Uwharrie, we understand that trust is not just given; it is earned through consistent actions and unwavering commitment to our customers and communities. We prioritize building trust in every interaction, ensuring that our relationships are founded on a solid foundation of transparency, reliability and accountability.

Transparency is at the forefront of everything we do. From clearly outlining our products and services to providing straightforward explanations of fees and terms, we believe in open and honest communication with our customers. Whether you are opening a new account, applying for a loan or seeking financial advice, you can trust that we will always be upfront and transparent every step of the way.

Reliability is another pillar of trustworthiness at Uwharrie. We understand the importance of delivering on our promises and meeting our customers' expectations consistently. Whether it is processing transactions accurately and efficiently, providing timely updates on account status or honoring our commitments to support local initiatives, you can rely on us to be there when you need us most.



(L – R) Kortney Johnson, Ann Marie Grindstaff, Adam Phillips, Caris Hahn, Seth Myers, Johnda Noble and Casey Greene collected items for the Stanly County Community Inn Homeless Shelter.

Accountability is the final piece of the trust puzzle. At Uwharrie, we hold ourselves accountable for our actions and decisions. If we make a mistake, we own up to it and take swift action to make it right. Whether it is addressing an account discrepancy, attending to a customer concern or implementing measures to prevent future issues, we take responsibility for our actions and strive to keep your trust through our actions.

Building trust is not just about words; it is about actions. That is why we go above and beyond to demonstrate our commitment to earning and maintaining your trust. Whether it is investing in state-of-the-art security measures to protect your financial information or offering educational resources to help you make informed financial decisions, we are constantly seeking new ways to build trust and strengthen our relationships with our customers.

At Uwharrie, trust is more than just a buzzword; it is the cornerstone of our business philosophy. By prioritizing transparency, reliability and accountability, we are not just building trust; we are building lifelong partnerships based on mutual respect and integrity. We will always have your best interests at heart.



Tina Townsend engages students as she teaches them about money management.



(L – R) Robert Shaver, Tina Townsend, Tonya Lowder, Emily Andrew, Jennifer Morehead and Brooke Senter volunteered with Travis Morehead and Three Rivers Land Trust for Adopt a Highway Cleanup at Low Water Bridge.



Many of our associates can be found coaching youth sports. Kyle Eudy (back row, right) led this Anson County ball team to championship.



Several of our associates made repairs and prepared the Optimist Park Press Box for local artist Jack Williams to paint.



Emily Andrew, Charlotte Forbes and the rest of our Uwharrie Investment Advisors team collected over 200 pounds of canned goods to be donated to our local food pantry.



(L – R) David Beaver, Heather Almond and Jason Andrew volunteered with Stanly Community Christian Ministry.



Our Mt. Pleasant office Martese Burrell, Paula Hartis, Janet Pernell and Robin Nicolaisen volunteered with Mt. Pleasant United Methodist Church, merchandising and assisting with their clothing closet.



Our Wadesboro team Sarah White, Amanda McFayden, Linc Martin, Mary Catherine Boylin and Jean Neal volunteered ushering at The Jungle Book production for the Ansonia Theater.



(L – R) Craig Beasley, Renee Holmes and David Riley volunteered at the Greater Matthews Habitat for Humanity ReStore.



Our Norwood office associates Krislyn Hagler, Carissa Coley, Tammy Helms and Joyce Crump volunteered picking up trash after the 2023 Arbor Day Festival.



Michael Hickey worked with GHA Autism Supports as part of his summer internship.



Cindy Riley, Chad Tarlton, David Riley, Caroline Osborne and Bob Brannan volunteered with Lifeline Ministry packaging food to be shared locally and internationally.



(L – R) Jason Andrew, David Beaver and Roger Dick picking up trash in downtown Albemarle with Will's Place Recovery Center.

Parsons Drug Store

Parsons Drug Store is a historic landmark in Wadesboro, North Carolina. Founded in 1875 by pharmacist D. G. Parson, it has been a fixture in the community for over a century. The drugstore has served as more than just a pharmacy; it has also been a gathering place for locals and serving as a social hub.



Aaron Shaver, Pharm D

Since opening the doors, the goal has been to serve Anson County and surrounding areas with a passion for bringing quality and personalized health care to the community. Over the years, each owner has laid a solid foundation for others to build upon. Always committed to putting customers first and meeting their unique needs, today Parsons continues offering the traditional services as before, like delivery and over-the-counter items, but with a few exciting additions: immunizations, Medication Therapy Management and electronic platforms to allow more efficient communication with customers.

A new generation of ownership began in 2021 with Aaron and Sadie Shaver. Aaron grew up in the small town of Bethel, Delaware before coming to college at Wingate University. He met his wife Sadie Freeman Shaver, an Anson County native, in college and grew to love Anson County as much as she does. He graduated from Wingate University School of Pharmacy in 2016 with a Doctorate of Pharmacy degree. After spending over a decade working for large national retail pharmacy chains, Aaron realized that he was not able to extend the personalized care and attention that he desired to his customers. While working at Parsons part time for a few years, he grew to love the customer service, personalized care and family-oriented atmosphere of independent hometown pharmacies. Aaron and Sadie have two children, Walt and Ruby.

Parsons is renowned for its old-fashioned soda fountain, where patrons once could enjoy ice cream sodas, milkshakes and other classic treats. The store retains much of its original charm, with vintage decor and memorabilia. Over the years, Parsons Drug Store has become a beloved institution in Wadesboro, cherished by residents and visitors alike for its nostalgic ambiance and friendly service. It continues to be a popular destination for those seeking a taste of the past and a sense of community in the heart of Wadesboro.

Walt, Sadie, Ruby and Aaron Shaver



Parsons Drug Store and front cover photos by MTH Photography by Molly Davis

Cabarrus Brewing Company

Cabarrus Brewing Company is a craft brewery located in Concord, North Carolina. It was founded in 2015 by Steve Steinbacher, Dr. Allan Krusell and Dr. Keith Griffin, local entrepreneurs and beer enthusiasts. The brewery is known for producing a variety of handcrafted beers, including ales, lagers and specialty brews.

Cabarrus Brewing has become a popular destination for locals and visitors alike, offering a taproom where patrons can sample a selection of beers, participate in brewery tours and enjoy events such as live music and food truck rallies. In addition to its taproom, Cabarrus Brewing distributes its beers to bars, restaurants and retailers throughout the region, helping to promote the craft beer scene in the area.



Garry McShane, Chris Van Amburgh and Steve Steinbacher

Cabarrus Brewing was born as the result of combining three very different desires on the part of its founders. The first was a sincere desire to develop a business concept that its founders, all long-term residents of Cabarrus County with varying professional backgrounds, saw as an investment in and with their neighbors and community in their own backyard.

Second was a sincere desire to develop a concept that showcased the area's rich history and unique character. Having spent a considerable amount of time in other parts of both the country and this state, every partner felt so much more could be done to share this area's rich and unique past and history with its rapidly growing population. As the area continues to grow and expand on multiple economic fronts, there has never been a more critical time to create something that showcased an economic past that is rapidly being forgotten.

Finally and certainly not the least important, is a true passion on the part of the entire Cabarrus Brewing family for craft beer and the sense of community it represents. The explosive growth in the craft brewing community here in the United States is no surprise nor is it news to anyone who enjoys craft beer. The national movement to get closer to where your food comes from and a desire to interact with those who grow, produce, prepare and serve it is such a large part of what is driving the craft beer movement. Couple that with being able to gather with family and friends in a warm and hospitable atmosphere to enjoy that local product with a sense of community and you have what the craft brewing movement is all about.

Mark Thompson, Chief Operating Officer and Steve Steinbacher, Partner


CABARRUS BREWING CO
CABARRUS BREWING CO CONCORD, NC
YOUR BEER FROM HER
329 MCGILL AVENUE, CONCORD, NC 28027
WED FRESH IN CONCORD, NC

DreamKey Partners

Owning a home is a fundamental aspect of the American dream, representing financial stability and serving as the basic building block to economic opportunity, generational stability and community development.

According to the National Association of Realtors, it is a crucial way for families to build wealth, often comprising a significant portion of their net worth. This stability extends beyond one generation, laying the foundation for future family members to own homes of their own.



(L – R) Carla Scott, Jennifer Jones, Dan Cimaglia, Altrea Wilson, Sammy Jackson and Jarrod Jones of DreamKey Partners.

Yet, achieving homeownership can be challenging in today's housing market, especially for those in low- and middle-income brackets. This is where community banks play a vital role. With a deep understanding of local communities, we are uniquely positioned to tackle these obstacles. Uwharrie works to increase lending in underserved areas while maintaining responsible lending practices, ensuring that more people have the chance to experience the benefits of owning a home. By supporting homeownership, we contribute to the financial well-being and prosperity of the communities we serve.



Our collaboration with DreamKey Partners, formerly known as Charlotte-Mecklenburg Housing Partnership, allows us both to leverage resources, expertise and support for housing and community development initiatives. Based in Charlotte, North Carolina, DreamKey Partners is a nonprofit organization whose mission is to provide affordable housing opportunities, financial education and community development programs to empower individuals and families in achieving and sustaining homeownership.

With countless factors affecting the housing market, the journey toward homeownership is daunting for many in our community. To alleviate the stress and address the ongoing affordable housing crisis, DreamKey Partners provides financial empowerment education, counseling and down payment assistance programs designed to prepare future homeowners for purchasing and maintaining their homes. By offering a range of affordable housing programs, including homeownership assistance, rental housing development and housing counseling services, DreamKey Partners aims to increase access to safe, decent and affordable housing options for low-to-moderate-income individuals and families.

In addition to housing programs, DreamKey Partners provides financial education workshops, counseling and resources to help individuals improve their financial literacy, budgeting skills and credit management. These community development initiatives help to revitalize neighborhoods, promote economic development and enhance the overall quality of life for residents.

Over the years, DreamKey Partners has made a significant impact in the Charlotte-Mecklenburg area by creating affordable housing opportunities, empowering individuals and families through financial education and contributing to the overall well-being and sustainability of local communities.


Home Sweet Home
Uwharrie
BANK MORTGAGE
uwharrie.com
Congratulations!
Making a Difference one key at a time!
Uwharrie
BANK MORTGAGE
making a difference®

(L – R) First time homeowner, Andrew Oke and Martha Hughes, Mortgage Loan Officer.

"DreamKey is a team of passionate individuals dedicated to improving lives and our community through development of affordable housing and programs aimed at increasing economic opportunity. We are thrilled to partner with Uwharrie Bank on several projects that have provided innovative approaches to develop housing affordable for low- and moderate-income families. They are like-minded, skilled and committed and I can't imagine a better partner."

DreamKey President, Julie Porter

Jay's Seafood Restaurant and Rocky River Springs Fish House

Fish house restaurants in Stanly County have a storied past deeply entrenched in the region's culinary legacy and communal customs. Dating back to the early to mid-1950s, these eateries emerged as beloved hubs where locals and travelers alike congregated to enjoy tasty seafood offerings infused with Southern charm. Acting as more than just dining venues, fish house restaurants fostered an environment of warmth and hospitality, serving as favorite gathering points where families and friends came together to appreciate hearty meals amid a welcoming atmosphere.

Despite the passage of time, the enduring presence of fish house restaurants continues to leave a mark on Stanly County's culinary landscape. Today, while several of these eateries have ceased operations, their collective legacy continues, enriching the cultural fabric of the community and evoking nostalgia for a bygone era. Nevertheless, amidst this evolution, two multi-generational restaurants carry on, serving as mainstays of tradition and culinary excellence in Stanly County. Their enduring presence underscores the appeal and significance of fish house restaurants in preserving the region's food heritage and fostering a sense of belonging within the community.

Jay's Seafood Restaurant

The first Stanly County fish house was opened in 1956 by Ed Sells on Stony Gap Road in Albemarle. Stony Gap Fish House was considered the center and origin of the fish-eating phenomenon in the area. Regular patrons of Stony Gap, Pat and Mick Cagle and Pat's sister Ann and her husband Jay Stallings opened Pat and Jay's in the northern part of Stanly County in New London. After Ed Sells' death in 1967, the Stallings purchased Stony Gap and later renamed it to Jay's Seafood. Son and current owner Ned came into the business in 1973. Providing exceptional customer service and fostering genuine connections with patrons has set Jay's Seafood apart and contributes to its long-term success. By building strong relationships with customers, they have created a sense of loyalty and encouraged repeat business and positive word-of-mouth recommendations.

Stallings Family



This customer and community support has never been more important than in January 2024 when the location on Stony Gap Road caught fire and firefighters from Stanly, Cabarrus and Montgomery counties battled the multi-alarm fire. Persistent as ever, the Stallings family is in the process of rebuilding and patrons are turning out at their second location, Jay's Downtowner, which was opened in 1980. Now into the third generation, Ned and Donna Stallings' family continues to be involved in the business and though the menu is much more expanded than the original fish house fare, they are continuing the family tradition of serving excellent food and exceptional customer service at a reasonable price.

Rocky River Springs Fish House

Rocky River Springs Fish House has remained true to its roots as a family-owned and operated establishment since its inception in 1968. Kermit and Noreta Efird, alongside Vaughn and Annie Belle Swaringen, opened the restaurant in the summer of 1968, embodying a commitment to quality and customer satisfaction. The family continues to play an active role in the business, drawing from decades of experience to uphold its standards.

Over the years, other generations continued the family tradition. Don Swaringen and wife Diane joined the fish house in 1970, with Don overseeing kitchen operations and Diane managing the service staff. Along with the Efirds, their dedication ensured that every aspect of the dining experience, from dish washing to cooking and serving, meets the highest standards.

In 2005, Stan, the son of Kermit and Noreta, returned to the business, further solidifying the family's commitment to its legacy. Their unwavering dedication sets Rocky River Springs Fish House apart from franchised or chain restaurants, as the family prioritizes customer satisfaction above all else.

While the earlier generations at Rocky River Springs Fish House have passed or retired, the focus remains on serving great food and providing exceptional service at a reasonable price. Customer feedback is valued and appreciated, with the family eager to address any issues and continuously improve the dining experience. In a community like Aquadale, where drive-by traffic is limited, the fish house relies on word-of-mouth recommendations, emphasizing the importance of customer satisfaction and loyalty.

Efird / Swaringen Family



Making a Difference

All relationships begin with the Uwharrie promise of Making a Difference. We embrace and consistently fulfill this commitment to 4 pillars — customers, associates, communities and shareholders.



CUSTOMERS

Uwharrie Capital Corp's commitment to putting the customer first is unwavering. Our Companies' combined strength allows us to offer a wide array of products and services, and our community focus enables us to provide quick decisions, flexibility and enhanced personal attention in all the markets we serve.



COMMUNITIES

Being a community financial services organization means being a good corporate neighbor—partnering for purpose and progress. We partner with customers and associates in support of communities, providing support financially and with service hours, and contributing as active community leaders.



ASSOCIATES

We recruit and retain the best and brightest associates and they are one of our most valuable resources. Relationships are not just about the numbers and service is a way-of-life attitude our people bring into the office every day and take home with them each night.



SHAREHOLDERS

By exceeding the needs of customers through the efforts of talented associates and strengthened communities, shareholders are rewarded with the sustained financial results and profitability they expect from Uwharrie Capital Corp.

To achieve a vision of service excellence, Uwharrie works tirelessly to fulfill promises made to the pillars of our organization.



(L-R) Associates Rudy Rudisill, Holly Lee, Mandi Rogers and Charlie Lentz

By the Numbers
(as of December 31, 2023)

Financial

$1.07 Billion
Total Assets

$8.6 Million
Net Income

0.82%
Return on Assets

21.32%
Return on Equity

6.91%
Annual Return to Shareholders
since inception

Giving

300
Civic and non-profits supported

$721,000
Contributed to help people
and communities

$7.5 Million
Total community giving since inception

$60,000
Donated to United Way campaign

Relationships

21,300
Households served

332
New home purchases and refinances

48
States and D.C. where customers reside

$283 Million
Wealth management assets under
advisement

Human Resources

$21 Million
Compensation plus benefits

193
Associates

61%
Wellness Program participation

4,000
Training hours of associates

$95,840
Denim Difference donations since 2014

Uwharrie Capital Corp Board of Directors

NAME	PRINCIPAL OCCUPATION
Merlin Amirtharaj	Retired; previously, Associate Vice President of the School of Business and Technology, Stanly Community College, Albemarle, NC
Aaron D. Bates	Attorney and Owner, Bates Law Firm, PLLC, Wadesboro, NC
Dean M. Bowers	Regional Sales Manager and Co-Owner, Quality Equipment, LLC, Albemarle, NC (a John Deere equipment dealership)
James O. Campbell	Retired; previously, Vice President and Business Line Executive, Construction, AvidXchange, Inc., Charlotte, NC (a provider of on-demand accounts payable management and automated payment solutions)
Vanessa O. Chambers	Community Outreach Advocate and Minister, New London, NC
Tara G. Eudy	President and Treasurer, Carolina Title Company, Inc., Wadesboro, NC
Deidre B. Foster	Community and Church Leader, Charlotte, NC
Allen K. Furr	Secretary and Treasurer, PEJA, Inc., DBA East Albemarle Xpress Lube, Albemarle, NC (an automotive service business)
Cynthia B. Hanson	Owner and Operations Manager, CK Select, LLC, Concord, NC (a real estate company)
Matthew R. Hudson	General Manager and Vice President, Hudson Pool Distributors, Inc., New London, NC
Mary N. Klauder	Senior Director of Financial Planning & Analysis, Sonesta International Hotels Corporation, Newton, MA
Matthew D. McAulay	Senior Director, Crown Advisors, Charlotte, NC (an executive search firm)
Wesley A. Morgan	General Manager, Rolling Hills Gin, LLC, New London, NC (a cotton ginning operation)
Chris M. Poplin	Chief Investment Officer and Chief Operating Officer, Faison Enterprises, Inc., Charlotte, NC (a private real estate investment firm)
Frank A. Rankin, III	Special Projects Manager, Concord Engineering & Surveying, Inc. (CESI), Concord, NC
Vernon A. Russell	Attorney and Owner, Vernon A. Russell, Attorney at Law, PLLC, Concord, NC
S. Todd Swaringen	Partner, Beane Swaringen & Company, PLLC, Albemarle, NC (Certified Public Accountants)
ADVISORY DIRECTORS	**PRINCIPAL OCCUPATION**
Roger L. Dick	President & Chief Executive Officer, Uwharrie Capital Corp, Albemarle, NC
D. Anthony Plath, Ph. D.	Retired; previously Clinical Professor of Finance at University of North Carolina at Charlotte

From our foundation, we have operated Uwharrie consistently with the high ideals of serving and educating our community, providing for its financial service needs and doing so with an understanding of our responsibilities to our shareholders and the regulatory agencies. As the F.A.C.E.S. of our community, associates and shareholders of Uwharrie Capital Corp pledge to serve as passionate advocates for our Vision and Mission.

(F) Fiscal responsibility

We will always strive to achieve a balanced approach to meeting the needs of our stakeholders. We will be responsible stewards of our shareholders' money.

(A) Accountable to the people

We will strive to fulfill our unique mission as a financial services provider. We will maintain a broad shareholder base and be guided by a Board of Directors which represents the various interests and financial needs for the communities we serve.

(C) Customer service

We will provide our customers exceptional service, competitive rates, money management, professional assistance and technology to help meet their diverse financial needs.

(E) Economic education

We will contribute to the financial literacy and/or economic benefit of our community.

(S) Social awareness

We will incorporate social responsibility and community altruism in our investment decisions.

Uwharrie Capital Corp remains strong and focused on improving economic opportunities for our customers and our communities. We hold a special mission that does not define us as just a bank, but as an economic engine providing both capital and intellect for facing and building a sustainable economic future for the communities we serve.



Photo by Michael Lanier My Different Perspective

Locations

ALBEMARLE MAIN
167 North 2nd Street
Albemarle, NC 28001

ALBEMARLE EAST
800 NC 24-27 Hwy
Albemarle, NC 28001

VILLAGE OFFICE
710 North 1st Street
Albemarle, NC 28001

UWHARRIE INVESTMENT ADVISORS
132 North 1st Street
Albemarle, NC 28001

INVESTOR RELATIONS
132 North 1st Street
Albemarle, NC 28001

HUMAN RESOURCES
132 North 1st Street
Albemarle, NC 28001

UWHARRIE INVESTMENT ADVISORS
Triad Regional Office
222 Sunset Avenue
Suite 107
Asheboro, NC 27203

UWHARRIE BANK MORTGAGE
141 Providence Road
Charlotte, NC 28207

REA ROAD AT STONECREST
5231 Piper Station Drive
Suite 100
Charlotte, NC 28277

CONCORD OFFICE
25 Palaside Drive NE
Concord, NC 28025

CHURCH STREET OFFICE
700 Church Street North
Concord, NC 28025

WEST STANLY OFFICE
416 West Main Street
Locust, NC 28097

MT. PLEASANT OFFICE
1490 South Main Street
Mt. Pleasant, NC 28124

NORWOOD OFFICE
107 South Main Street
Norwood, NC 28128

OAKBORO OFFICE
224 North Main Street,
Oakboro, NC 28129

WADESBORO OFFICE
211 South Greene Street
Wadesboro, NC 28170

SUMMARY ANNUAL REPORT:
It is the philosophy of Uwharrie Capital Corp to promote a strong, local shareholder base. While bid and ask prices for the Company's common stock are quoted on the OTCQX, under the symbol UWHR, trading is sporadic with most trades taking place in privately negotiated transactions. Management makes every reasonable effort to match willing buyers with willing sellers as they become known for the purpose of private negotiations for the purchase and sale of the Company's common stock.

Shareholders needing information about purchasing or selling stock should contact Tamara M. Singletary, Executive Vice President and Corporate Secretary, Uwharrie Capital Corp, 132 North First Street, Post Office Box 338, Albemarle, NC 28002-0338. Telephone: 704.982.4415
Email address: tsingletary@uwharrie.com

Securities, are not FDIC insured, are not guaranteed by an financial institution and may involve investment risk and/or loss or principal.

FORWARD–LOOKING STATEMENTS:
This Annual Report may contain, among other things, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements regarding certain of the Company's goals and expectations with respect to earnings, income per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (ii) statements preceded by, followed by or that include the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "projects," "outlook," or similar expressions. These statements are based upon and the current belief and expectations of the Company's management and are subject to significant risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company's control).


At Uwharrie, we are creating:
Opportunity | Security | Relationships | Strength | Generosity | Growth
Uwharrie Capital Corp[1]
Uwharrie Investment Advisors[1, 2]
Uwharrie Bank Mortgage[3]
Uwharrie Bank[1]

Uwharrie
CAPITAL CORP

making a difference®

132 N. First Street | Albemarle, North Carolina

uwharrie.com

[1] Securities are not FDIC insured, are not guaranteed by any financial institution and may involve investment risk and/or loss of principal. Risks will vary depending on investments made by the client. A Uwharrie Investment Advisors, Inc. representative will review these risks with the client prior to investing. Past performance is not a guarantee of future results. Retail brokerage and insurance products are offered through Private Client Services, LLC., 2225 Lexington Rd, Louisville, KY 40206, phone: 502-451-0600, Member FINRA and SIPC under the marketing name of Uwharrie Investment Group. Private Client Services, LLC, and Uwharrie Capital Corp, along with its affiliates and/or subsidiaries, are separate, distinct and unaffiliated entities.

[2] Uwharrie Investment Advisors, Inc. is an investment advisor. Uwharrie Investment Advisors, Inc. is a subsidiary of Uwharrie Capital Corp and an affiliate of Uwharrie Bank.

[3] MEMBER FDIC | EQUAL HOUSING LENDER